                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                          Date of Report: May 17, 2002

                              ENTERRA ENERGY INC.
                            2600, 500-4th Ave. S.W.
                            Calgary, Alberta, Canada
                                    T2P 2V6
                                 (403) 263-0262

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                 Form 20-F [X]                    Form 40-F [ ]

[indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934]

                 Yes [ ]                          No [X]

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ITEM 5.  OTHER EVENTS

     Reference is made to the press release of Registrant issued on May 16, 2002 which is incorporated herein by this reference. A copy of the press release is attached to this Form 6-K as Exhibit 99.


ITEM 7.  FINANCIAL STATEMENTS AND EXHIBITS

         (c)      EXHIBITS
         99       Press release issued May 16, 2002






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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                              ENTERRA ENERGY INC.



                              By /s/  Luc Chartrand
                              -----------------------------------------------
                                      Luc Chartrand
                                      Chief Financial Officer

Dated:  May 17, 2002




                                       3
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                                                                      EXHIBIT 99

ENTERRA DOUBLES ITS PRODUCTION IN Q1, 2002 (US VERSION)

Calgary, AB       May 16, 2002

(NASDAQ: EENC, CDNX: ENT) Enterra Energy Corp. today reported financial results for its first quarter ended March 31, 2002.

All amounts in this news release, except volumes, are expressed in US dollars. All revenue, expenses and cash flow amounts have been originally prepared under Canadian GAAP in Canadian dollars. These items were then translated into US dollars using an exchange rate of 1.5946 for Q1, 2002 (1.5278 for Q1, 2001 comparatives).

Some of the highlights include the following items in Q1, 2002 as compared to Q1, 2001:

     o    INCREASED Q1 PRODUCTION BY 97% FROM 1,232 BOE/DAY TO 2,422 BOE/DAY

     o    INCREASED Q1 REVENUE BY 25% FROM US$2.8 MILLION TO US$3.5 MILLION

     o INCREASED Q1 OPERATING CASH FLOW BY 30% FROM US$1.2 MILLION TO US$1.5 MILLION

     o    INCREASED Q1 EARNINGS BY 394% FROM US$0.4 MILLION TO US$2 MILLION

     o    DECREASED Q1 OPERATING COSTS PER BOE BY 39% FROM US$8.09 TO US$4.94

     o    DECREASED Q1 ADMINISTRATIVE EXPENSES PER BOE BY 53% FROM US$1.52 TO
          US$0.71

     o STRENGTHENED BALANCE SHEET BY REDEEMING PREFERRED SHARES AT A SUBSTANTIAL DISCOUNT, RESULTING IN A GAIN OF US$1.8 MILLION

Net earnings for the quarter were US$1,875,252 (a 394% increase over the same period in 2001) or US$0.22 on a per share basis (compared to US$0.07 per share in 2001). Included in the Q1, 2002 earnings was a one-time gain of US$1.8 million as a result of the Company redeeming 83% of its Series 1 preferred shares for US$1.4 million. Enterra was able to redeem over 6 million Series 1 preferred shares for approximately US$0.23 per share, a 56% discount over their stated redemption value of US$0.53 per share. "Enterra saved US$1.8 million by acting quickly when a unique opportunity presented itself to us" said Reg Greenslade, President and CEO of Enterra. "Our balance sheet is now much stronger as a result of this transaction."

Enterra increased its cash flow by 30% in Q1, 2002 to US$1.5 million (compared to US$1.2 million in Q1, 2001 after excluding last year's one-time US$975,000 gain related to the settlement of hedges) or US$0.17 on a per share basis (compared to US$0.22 per share in 2001, again excluding the impact of the gain on settlement of hedges). "As we mentioned in our 2001 Annual Report," said Mr. Greenslade, "cash flow is the most important criteria for us in managing the affairs of the Company. To be able to actually increase operating cash flow in a quarter where prices were, on average, 36% lower than one year ago is a tremendous accomplishment. We have managed to reduce our administrative expenses by 53% and our operating costs by 39% while increasing our production by 97%."

Drilling activity in the first quarter resulted in a significant discovery at Gordondale where gas was found in four separate formations. The discovery well is already on production at more than 2 mmcf/day. Enterra has identified 15 or more additional potential drilling locations ranging from 200 meters to 2,450 meters. The area has multi-zone potential with more than 10 different producing formations. Enterra is the operator of the well and holds interests ranging from 30% (including the discovery well) to 100% over 5,600 acres.

2002 GUIDANCE

"Guidance is a difficult process, even during periods of stable prices." said John McGrain, Enterra's Chairman, "Oil is very much a political commodity which fluctuates according to many factors outside of the traditional pressures of supply and demand. Commodity prices have recently fluctuated by as much as 50%. Providing guidance within the current pricing environment could potentially damage Enterra's credibility, something we value greatly. However, we feel confident in our proven ability to increase production and we continue to target an exit production rate of 5,000 boe/day by the end of 2002. Based on current prices, such a production rate would translate into approximately US$45 million in revenue and US$18 million in cash flow on an annualized basis."

Additional information can be obtained at the Company's website at www.enterraenergy.com
---------------------

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The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements regarding anticipated oil and gas production and other oil and gas operating activities, including the costs and timing of those activities, are "forward-looking statements". These statements involve risks that could significantly impact the Company. These risks include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services and government regulation and foreign political risks, as well as other risks commonly associated with the exploration and development of oil and gas properties.

FOR FURTHER INFORMATION CONTACT:

Reg J. Greenslade, President and Chief Executive Officer (403) 213-2507 Luc Chartrand, Chief Financial Officer (403) 213-2502


The March 31, 2002 results are summarized below in US dollars (except for volumes) using a 1.5946 foreign exchange rate for Q1, 2002 and 1.5278 for Q1, 2001:

SUMMARIZED FINANCIAL AND OPERATIONAL DATA
(IN THOUSANDS EXCEPT FOR VOLUMES AND PER SHARE AMOUNTS)


QUARTER ENDED MARCH 31 (IN US DOLLARS)                                     2002          2001      CHANGE
---------------------------------------------------------------------------------------------------------
Average production rate during quarter (boe per day)                      2,422         1,232      +  97%
---------------------------------------------------------------------------------------------------------
Average production revenue                                            $   3,511     $   2,807      +  25%
---------------------------------------------------------------------------------------------------------
Cash flow from operations for the quarter *                           $   1,527     $   1,178      +  30%
---------------------------------------------------------------------------------------------------------
Cash flow per share for the quarter *                                 $    0.17     $    0.22      -  22%
---------------------------------------------------------------------------------------------------------
Cash flow for the quarter, as reported                                $   1,527     $   2,153      -  29%
---------------------------------------------------------------------------------------------------------
Cash flow per share, as reported                                      $    0.17     $    0.39      -  58%
---------------------------------------------------------------------------------------------------------
Net earnings for the quarter, as reported                             $   1,975     $     399      + 394%
---------------------------------------------------------------------------------------------------------
Net earnings per share for the quarter, as reported                   $    0.22     $    0.07      + 196%
---------------------------------------------------------------------------------------------------------
Net earnings for the quarter without gain **                          $     153     $     399      -  62%
---------------------------------------------------------------------------------------------------------
Net earnings per share without gain **                                $    0.02     $    0.07      -  77%
---------------------------------------------------------------------------------------------------------
Average number of shares outstanding during quarter                   9,150,622     5,470,245      +  68%
---------------------------------------------------------------------------------------------------------
Average price per bbl of oil during quarter                           $   17.29     $   24.69      -  30%
---------------------------------------------------------------------------------------------------------
Average price per mcf of natural gas during quarter                   $    2.25     $    5.84      -  62%
---------------------------------------------------------------------------------------------------------
Operating costs per boe during quarter                                $    4.94     $    8.09      -  39%
---------------------------------------------------------------------------------------------------------
General and administrative expenses per boe during quarter            $    0.71     $    1.52      -  53%
---------------------------------------------------------------------------------------------------------


     *    Excludes the 2001 US$975,000 one-time gain on settlement of hedges

     ** Excludes the 2002 US$1.8 million one-time gain on redemption of preferred shares

THE SELECTED FINANCIAL INFORMATION PRESENTED IN THIS TABLE WAS ORIGINALLY PREPARED UNDER CANADIAN GAAP IN CANADIAN DOLLARS. ALL CANADIAN DOLLAR AMOUNTS WERE THEN TRANSLATED IN US DOLLARS USING A 1.5946 FOREIGN EXCHANGE RATE FOR Q1, 2002 AND 1.5278 FOR Q1, 2001.